300 North LaSalle Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

February 26, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Gabriel Eckstein
Lynn Dicker
Kevin Vaughn

Re:	Sensata Technologies Holding N.V.
Amendment No. 4 to Registration Statement on Form S-1
(SEC File No. 333-163335), originally filed November 25, 2009

Ladies and Gentlemen:

Sensata Technologies Holding N.V., a Dutch public limited liability company (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 4 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company, dated February 24, 2010. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from Amendment No. 3 to the Registration Statement on Form S-1 filed with the SEC on February 12, 2010, and will be annotated to identify the staff’s comment to which such changes are intended to address. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Securities and Exchange Commission

February 26, 2010

Registration Statement Facing Page

1.	Please tell us why mail sent to your agent for service at the address you cite is returned to sender marked “Attempted — Not Known; Unable to Forward.”

Response: The Company’s prior agent for service, Corporation Service Company, informed the Company after being contacted by the Company in addressing the staff’s comment that its appointment had lapsed. The Company has appointed CT Corporation as agent for service of process and has revised the cover page of the Registration Statement to reflect this appointment.

Prospectus Cover

2.	We may have further comments on your response to prior comment 3 after you determine a price range.

Response: The Company has updated the prospectus to include a price range of $18.00 to $20.00 per share.

The Offering, page 6

3.	Please clarify the two bullet points that quantify the number of shares “subject to forfeiture until such shares have vested.” Why does each bullet point disclose a different number of shares subject to those conditions?

Response: The Company advises the staff that the ordinary shares identified on page 6 of the Prospectus as being “subject to forfeiture until such shares have vested” are restricted ordinary shares that were granted to employees under the 2006 Purchase Plan. Under the terms of the 2006 Purchase Plan, these shares are subject to forfeiture until such time as the shares vest. For example, an employee would forfeit such ordinary shares in the event his or her employment with the Company or its subsidiaries was terminated. None of these ordinary shares has vested.

52,188 restricted ordinary shares were granted to an employee in 2006. These shares were legally issued and are outstanding as of December 31, 2009 but were not considered issued or outstanding for accounting purposes. These shares have not vested. 380,900

Securities and Exchange Commission

February 26, 2010

restricted ordinary shares were granted to employees on December 9, 2009. Upon grant, the recipients thereof became legally entitled to such shares. However, these shares were not recorded in the Company’s share register until February 22, 2010 when deeds of issuance were executed. The Company has revised its disclosure in the Prospectus to clarify that the 380,900 shares were not legally outstanding as of December 31, 2009. In addition, as of December 31, 2009, these shares were not outstanding for accounting purposes because they had not vested.

4.	Please reconcile the number of shares disclosed here as outstanding as of December 31, 2009 with Note 15 to your financial statements.

Response: In response to the staff’s comment, the Company is providing the following reconciliation of the ordinary shares reflected as outstanding in Note 15 to the Company’s consolidated financial statements to the ordinary shares reflected as outstanding on page 6 of the Prospectus:

Ordinary shares outstanding as of December 31, 2009 per Note 15	144,056,568
Plus issued and outstanding unvested restricted ordinary shares as of December 31, 2009	52,118

Ordinary shares outstanding as of December 31, 2009 per page 6	144,108,686

The 52,118 restricted ordinary shares noted in the table were granted to Thomas Wroe under the 2006 Securities Plan as described in Note 13 to the Company’s consolidated financial statements. These shares were not considered outstanding for accounting purposes as of December 31, 2009 because they were unvested and subject to forfeiture until vesting. However, since the shares had been legally issued to Mr. Wroe and recorded on the Company’s share register, we considered them to be legally outstanding as of December 31, 2009.

Our failure to comply with the covenants…, page 21

5.	Please tell us why you no longer disclose that your covenants recently “tightened.” Also, briefly quantify the extent of the “tightening” in this risk factor.

Response: The Company has added disclosure on page 23 of the Prospectus to state that during the fourth quarter of fiscal year 2009, the leverage and coverage ratios tighten from 2008 and will further tighten during the fourth quarter of 2010. In addition, the table below presents the leverage and coverage ratios per the covenants in its Senior Secured Credit Facility and quantifies the impact of the tightening of the ratios.

Securities and Exchange Commission

February 26, 2010

Period	Maximum Leverage ratio covenant	Minimum Required LTM Adjusted EBITDA to maintain compliance based on December 31, 2009 indebtedness balance	Minimum Interest coverage ratio covenant	Minimum Required LTM Adjusted EBITDA to maintain compliance based on fiscal year ended December 31, 2009 interest expense
Q4 2008	8.00 : 1	NA	1.40 : 1	NA
Q4 2009	7.50 : 1	$288.9	1.50 : 1	$210.4
Q4 2010	7.00 : 1	$309.5	1.60 : 1	$224.4
Q4 2011	7.00 : 1	$309.5	1.60 : 1	$224.4
Q4 2012	7.00 : 1	$309.5	1.60 : 1	$224.4

Note:	Amounts are stated in millions and based on total indebtedness (as defined in the Senior Secured Credit Facility) of $2,166.8 million at December 31, 2009 and interest expense (as defined in the Senior Secured Credit Facility) of $140.3 million for the fiscal year ended December 31, 2009.

Subsequent to December 31, 2009, the Company removed the disclosure regarding the tightening of the covenants during the fourth quarter of 2009 because this event had already occurred. The Company disclosed that it was in compliance with such covenants on page 69 of the Prospectus.

Use of Proceeds, page 29

6.	Regarding your response to prior comment 7:

•

Please disclose the assumptions used to calculate the price range for the notes to be redeemed and the principal amount of the notes you will purchase. Also disclose how changes to those facts assumed will affect the disclosed price and amount of notes you will purchase.

•	Please confirm whether the notes are convertible into a class of securities to be offered in the transaction that is the subject of this registration statement.

•	Please confirm that the tender offer will comply with Section 14(e) of the Securities Exchange Act of 1934 and Regulation 14E, including the 20-business-day requirement on Rule 14e-1(a).

•

Please explain to us the extent to which the “modified ‘Dutch’ auction” process will permit your affiliates or the underwriters to affect the price you will pay for the tendered securities. Also tell us whether your affiliates or the underwriters will receive any priority or other special treatment in the tender offers, including in the event that more notes are tendered than you intend to repurchase.

Securities and Exchange Commission

February 26, 2010

•

Please tell us whether you will know the dollar amount of each of your notes that you will redeem before the effective date of this registration statement or the closing of the offering that is the subject of this registration statement If you will not disclose the actual dollar amount to be redeemed, please provide us your analysis of how you determined that this prospectus provides investors all information needed to make an informed investment decision.

•

With a view toward disclosure, please tell us who the “dealer manager” is and any relationships the dealer manager has with you, your affiliates or the underwriters. Also tell us the compensation arrangements with the dealer manager.

•	We may have further comment when you fill in the blanks.

Response: The Company informs the staff of the following:

•

With respect to the first bullet point, the Company has added disclosure on page 31 of the Prospectus regarding the assumptions used to calculate the prices and the aggregate principal amount of notes it expects to purchase in the tender offer and a sensitivity analysis with respect to changes to those assumptions.

•

With respect to the second bullet point, the Company confirms that none of the notes are convertible into other securities of the Company, including the class of securities to be offered in the transaction that is the subject of this registration statement.

•

With respect to the third bullet point, the tender offer will be structured to comply with Section 14(e) of the Securities Exchange Act of 1934, as amended, and Regulation 14E, including the 20 business-day requirement of Rule 14e-1(a).

•

With respect to the fourth bullet point, the Company’s affiliates and the underwriters will be entitled to participate in the tender offer on the same terms and conditions as all other holders of the notes who elect to participate in the tender offer. To the extent that the Company’s affiliates or the underwriters elect to participate in the tender offer, their respective minimum bid prices will be considered along with all other holders in determining the lowest single premium across each series of notes. None of the Company’s affiliates or the underwriters, either individually or in the aggregate, own enough notes to determine what the premium will be in the tender offer. Neither the Company’s affiliates nor the underwriters will receive any priority or other special treatment in the tender offer, including in the event the tender offer is oversubscribed.

Securities and Exchange Commission

February 26, 2010

•

With respect to the fifth bullet point, the Company will not know the dollar amount of each series of notes that it will repurchase in the tender offer prior to the effective date of the registration statement or the closing of the initial public offering. The tender offer will not expire until after the offering is completed since it is required to remain open for 20 business days and the tender offer will be conditioned on the Company receiving sufficient net proceeds from the offering to finance the tender offer consideration. The Company believes that the estimated amounts that the Company has provided in the Prospectus provides investors with all material information needed to make an informed investment decision with respect to the ordinary shares and has added disclosure to that effect on page 31 of the Prospectus.

•

With respect to the sixth bullet point, Goldman, Sachs & Co. and Goldman Sachs International, an affiliate of Goldman, Sachs & Co., will serve as the dealer-managers in the tender offer. The Company has added disclosure on page 185 of the Prospectus in which Goldman, Sachs & Co. and Goldman Sachs International are identified as the dealer-managers in the tender offer. As disclosed on page 185 of the Prospectus, Goldman, Sachs & Co. and Goldman Sachs International will receive customary fees and expenses for these services. For the staff’s information, they will receive a fee equal to $5.00 per $1,000 principal amount of the Senior Notes and €5.00 per €1,000 principal amount of the Senior Subordinated Notes that are tendered and accepted for payment by the Company in the tender offer.

•

With respect to the seventh bullet point, the Company has filled in the blanks in the Prospectus to disclose the applicable price ranges for each series of notes in the tender offer, the estimated principal amount of each series of notes to be repurchased in the tender offer and the overall estimated repurchase price.

Selling, General and Administrative, page 44

7.	We note that the 21 % disclosed in your previous amendment increased to 57% in this amendment. Please disclose the amount of the change and the reasons for the change.

Response: The Company informs the staff that salary and benefit costs as a percentage of selling, general and administrative expense increased from 21% for the nine months ended September 30, 2009 to 57% for the fiscal year ended December 31, 2009 due to the fact that the Company no longer includes any amortization expense within selling, general and administrative expense. The Company now classifies amortization expense separately on its consolidated statement of operations. Since the total selling, general and administrative expense decreased significantly as a result of this change, the salary and benefit costs now comprise a much larger percent. The table below presents the

Securities and Exchange Commission

February 26, 2010

calculations of salary and benefit costs as a percentage of selling, general and administrative expense for each of the periods referred to above assuming amortization expense is both included and excluded from selling, general and administrative expense:

(Amounts in millions)	12 Months Ended December 31, 2009	9 Months Ended September 30, 2009
SG&A excluding amortization	$127.0	$95.3
Amortization expense	153.0	140.9

SG&A including amortization	$280.0	236.2

Total salary and benefit costs as a component of SGA	$72.4	$50.0

Total salary and benefit costs as a % of SGA excluding amortization	57%	53%
Total salary and benefit costs as a % of SGA including amortization	26%	21%

Off-Balance Sheet Arrangements, page 76

8.	Refer to the Form 8-K filed February 10, 2010 by Sensata Technologies. Please tell us what the “applicable profit and loss statement” is and how the provisions related to how that statement operates.

Response: The Company informs the staff that the “applicable profit and loss statement” referenced in the Form 8-K filed February 10, 2010 by the Company’s subsidiary, Sensata Technologies B.V., is the profit and loss statement of the ECS business unit of Engineered Materials Solutions, LLC (“EMS”) and is described in Schedule 4 of the transition production agreement dated May 2009 between EMS and an indirect and wholly-owned subsidiary of the Company, which is filed as Exhibit 10.20 to the Registration Statement. As disclosed on page 79 of the Prospectus, the ECS business unit of EMS is the primary supplier to the Company for electrical contacts used in the manufacturing of certain of its controls products. The Company entered into the transition production agreement in order to support the ECS business unit, which was at risk of closing.

Pursuant to the transition production agreement, the Company and EMS have agreed upon accounting principles to be applied to the monthly profit and loss statements of ECS. In particular, the Company and EMS have identified which costs can be included in the monthly profit and loss statements and have agreed on the methodology by which

Securities and Exchange Commission

February 26, 2010

certain costs shared by EMS and ECS (such as utilities and waste water treatment) will be allocated between EMS and ECS.

Within five business days following the end of each month, EMS must deliver to the Company the ECS profit and loss statement for such month prepared based upon the agreed upon accounting principles. Following a dispute resolution period, the applicable profit and loss statement is finalized, and either EMS pays cash to the Company for the amount of any profit or the Company pays cash to EMS for the amount of any loss. For fiscal year 2009, EMS paid the Company $3.3M for profit that was earned through production under the transition production agreement. The Company does not consider this amount to be material.

The Company has added disclosure on page 79 of the Prospectus to more fully describe these procedures.

9.	Schedule (1)(d) in exhibit 10.20 does not appear to have been filed. We therefore reissue the last sentence in comment 13 in our January 19, 2010 letter.

Response: In response to the staff’s comment, the Company has re-filed Exhibit 10.20 to the Registration Statement, including Schedule (1)(d).

Environmental Matters, page 93

10.	It is unclear why you deleted the disclosure relating to the Superfund site in Norton, Massachusetts. Please advise or revise.

Response: The Company replaced the deleted disclosure on page 96 of the Prospectus in response to the staff’s comment. The new disclosure states that, with respect to the Superfund site in Norton, Massachusetts, Texas Instruments has been designated a “Potentially Responsible Party” by the EPA. In accordance with and subject to the terms of the agreement entered into with Texas Instruments in connection with the 2006 Acquisition, Texas Instruments retained the liabilities related to the Superfund site and has agreed to indemnify the Company with regard to these excluded liabilities.

For periods in which the Company provided Predecessor financial information, the disclosure relating to the Superfund site was disclosed along with other information for the Predecessor period. For the year ended December 31, 2009, disclosure of the Predecessor financial information was no longer required, and therefore the Company removed the disclosure from the Prospectus.

Securities and Exchange Commission

February 26, 2010

Management, page 98

11.	With a view toward disclosure, please tell us who are members of the management board and who are the members of the supervisory board mentioned on page 145. What is the difference between these bodies?

Response: The Company has added disclosure on page 106 of the Prospectus in response to the staff’s comment. Dutch law provides for a two-tier board system: a management board, comprised of executive directors, and a supervisory board, comprised of non-executive directors. In this two-tier system, the supervisory board supervises and advises the management board. All of the individuals who will be directors of the Company upon the completion of the offering, are residents of the U.S. and more accustomed to the U.S. single-tier board system. As a result, the Company has elected, as permitted by the Company’s articles of association and Dutch law, to maintain a single-tier board of directors comprised of both executive and non-executive directors.

New Directors, page 100

12.	Please provide all disclosure required by Regulation S-K Item 401, including the ages of all persons chosen to become directors. Likewise, it is unclear why you deleted such disclosure from the next section.

Response: The Company has added disclosure on page 102 of the Prospectus in response to the staff’s comment.

Executive Compensation, page 105

Base Salary, page 107

13.	Regarding your additional disclosure on page 107 in response to comment 14, it is unclear what individual contributions resulted in salary increases. We therefore reissue our comment.

Response: The Company has added disclosure on page 112 of the Prospectus in response to the staff’s comment.

Securities and Exchange Commission

February 26, 2010

401(k) Savings Plans, page 111

14.	Refer to your disclosure added in response to prior comment 19. Please disclose the “Adjusted EBITDA growth goals.”

Response: The Company has added disclosure on page 113 of the Prospectus in response to the staff’s comment.

Grant of Plan Based Awards Table, page 115

15.	We note your target disclosure in the table in response to comment 20; however, it is unclear why you omitted the threshold and maximum amounts payable given your disclosure in the first full paragraph on page 108. Please advise or revise.

Response: The Company has added disclosure on page 120 of the Prospectus in response to the staff’s comment. The Company advises the staff that there is no maximum payment amount under the Company’s short-term incentive program.

16.	We note your revisions on page II-2 disclosing a different issuance date. With a view toward disclosure, please tell us the reason for this change and whether the value in the last column of this table would differ if you used the date you issued the restricted securities.

Response: In response to the staff’s comment, the Company informs the staff that it issued two forms of grants in December 2008 – restricted securities and options – which is why the Company included two separate disclosures under Item 15. As discussed in the response to comment 3 above, the grants of restricted securities to employees in December 2009 were not legally issued to the recipients thereof until February 22, 2010 when deeds of issuance were executed and the shares were recorded in the Company’s stock register. Although not legally issued until February 2010, the Company has recognized its obligation to the employees as of the date of grant. As a result, the value is not different.

Certain Relationships and Related-Party Transactions, page 124

17.	Please tell us why you did not disclose in this section the repurchase of 11,973 shares mentioned on page 47.

Securities and Exchange Commission

February 26, 2010

Response: The Company has added disclosure on page 142 of the Prospectus in response to the staff’s comment.

2006 Acquisition, page 124

18.	With a view toward clarified disclosure, please tell us how the revised structure “facilitate[s] tax efficient distributions to” you. Please quantify the tax effect, if possible, and tell us whether the structure creates risks regarding whether applicable tax law will recognize the tax treatment you intend or otherwise.

Response: The Company has added disclosure on page 132 of the Prospectus in response to the staff’s comment.

Transactions with Sponsors, page 133

19.	We note your added disclosure in response to comment 21; however, it is unclear from your disclosure whether you exchanged shares and deferred payment certificates in May 2006 for the same number of securities with the same number of rights as suggested by response 31 in your letter dated January 22, 2010. Please clarify.

Response: The Company has revised the disclosure on page 141 of the Prospectus to clarify that the number and types of securities granted in May 2006 were different than the securities held by such employees under the Texas Instruments’ restricted securities plan. The reference in the Company’s response to comment 31 in its response letter dated January 22, 2010 to a “like-kind” exchange referred to the fact that new restricted securities were issued to compensate employees for the loss of restricted securities forfeited in connection with the 2006 Acquisition. The value of the new restricted securities was intended to approximate the value of the securities that were being forfeited by the employees. The Company’s prior response was not intended to suggest that the grants involved the same number of securities with the same number of rights.

20.	The table on page 134 appears to only include named executive officers. We therefore reissue comment 23.

Response: The Company has added disclosure on page 142 of the Prospectus in response to the staff’s comment.

Securities and Exchange Commission

February 26, 2010

Administrative Services Agreement, page 134

21.	Please reconcile your revised description of this agreement with exhibit 10.52. In this regard, please also ensure that your exhibit index accurately identifies the location of your exhibit; we note for example that your exhibit index incorporates the same document as exhibit 10.51 and 10.52.

Response: The Company has revised the disclosure on page 143 of the Prospectus in response to the staff’s comment.

Selling Shareholders, page 137

22.	With a view toward disclosure, please tell us when the selling shareholders acquired their offered securities and the amount paid for those securities. Also tell us (1) about past or present relationships between the selling shareholders and the registrant or its predecessors and affiliates, (2) whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Response: The Company has revised the disclosure on page 144 of the Prospectus in response to the staff’s comment. The Company informs the staff that each selling shareholder, other than Sensata Investment Co., is an employee of the Company. The material relationships between the Company and Sensata Investment Co. and between the Company and each of the Named Executive Officers are described under the heading “Certain Relationships and Related Party Transactions” beginning on page 132 of the Prospectus. None of the selling shareholders is a broker-dealer or affiliated with a broker-dealer. Sensata Investment Co. acquired its ordinary shares in the 2006 Acquisition at a price per share of approximately $6.85. All of the ordinary shares being offered by the other selling shareholders will be acquired upon the concurrent exercise of an equal number of outstanding employee stock options. These options were granted to such employees under the Company’s existing equity inventive plans in the ordinary course of business, have exercise prices ranging from $6.99 per share to $13.38 per share and, on an aggregate basis, have a weighted average exercise price of $7.10 per share.

Underwriting, page 171

23.	From your response to prior comment 26, it is unclear why you believe that the omitted disclosure is not necessary for investors to understand your relationships with the underwriters.

Securities and Exchange Commission

February 26, 2010

Response: The Company has replaced the omitted disclosure on page 185 of the Prospectus in response to the staff’s comment.

24.	Please clarify what you mean by “indebtedness” in the clause you numbered “(2)” in the fourth full paragraph on page 174.

Response: The Company has added disclosure on page 185 of the Prospectus in response to the staff’s comment.

Exhibits

25.	Regarding your revisions to the proposed opinion in response to comment 27:

•	We reissue that part of the first bullet point of prior comment 27 regarding the opinion being conditioned on information not disclosed in an investigation.

•

The opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) may not assume material facts underlying the opinion or facts that are readily ascertainable. We note that the current draft of the opinion refers to Annex 1 “without independent investigation.”

•

Conclusions of law in the opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) must be the conclusions of counsel, not of your board. We note, for example and not as a complete list, the conclusions of law in the paragraph numbered 1 of Annex 1 of the draft opinion.

•	We may have further comments after you submit the Annexes mentioned in Annex 1 immediately following the proposed opinion.

•

We reissue the third bullet point in that your response does not confirm that the date omitted from the paragraph numbered “(1)” will be the effective date of the registration statement. Also, confirm that (1) the date in the last blank on the second page of the draft opinion will be the effective date of the registration statement, and (2) given the date restriction in the third-to-last paragraph on page 3 of the draft opinion, the date of the opinion will be the effective date of the registration statement

•	Given paragraph (iii) at the top of page 3 of the draft opinion, please tell us why paragraph “B” on page 3 of the draft opinion must be conditioned on the execution of the Deed of Issuance.

Securities and Exchange Commission

February 26, 2010

•

The statement in paragraph “B” on page 3 of the draft opinion that the shares will be “fully paid” when “fully paid for” appears to assume away a legal matter required to be addressed by Regulation S-K Item 610(b)(5). Please file an opinion that does not assume a required legal conclusion.

•

It is unclear why the condition in the indented paragraph following paragraph “B” of the opinion is necessary and appropriate. Why can counsel not ascertain the facts in that condition through a representation from the registrant’s board or otherwise?

•

We note your response to the eighth bullet point; however, given the second sentence of the third-to-last paragraph on page 3 of the draft opinion, it remains unclear whether the opinion addresses all laws that would affect the issues required to be addressed by Regulation S-K Item 601(b)(5). Therefore, we reissue that bullet point.

•

We note your response to the ninth bullet point; however, to satisfy your obligation under Regulation S-K Item 601(b)(5), you must file an opinion that addresses the concepts in that Item. If there are no material differences between the concepts in that Item and Dutch law as you state in your response, it is unclear why the condition in the penultimate paragraph of the third page of the draft opinion is necessary. If there are material differences, it is unclear how the opinion would satisfy your obligation under Regulation S-K Item 601 (b)(5).

•	We reissue our tenth bullet point because the penultimate paragraph of the opinion continues to suggest that the opinion cannot be relied upon by investors.

•

We note, as a result of the deletion from the small text at the bottom of the first page, investors are now referred to an internet address for terms and conditions related to the opinion. Please refer to footnote 41 of release 33¬7856 (April 28, 2000) regarding your obligation to file the information located at that address.

•

From your response to the eleventh bullet point, it remains unclear how the last paragraph on the third page of the opinion and the small text at the bottom of the first page of the opinion are consistent with the liability provisions of the United States securities laws applicable to your registration statement and do not suggest to investors that those provisions may be limited contrary to Section 14 of the Securities Act. Please file an opinion that does not include such attempted limitations.

•	Please ensure that the opinion clearly addresses the issues required to be addressed by the Regulation S-K Item 601(b)(5) as it applies to the selling shareholders.

Securities and Exchange Commission

February 26, 2010

Response: The Company informs the staff of the following:

•	With respect to the first bullet point, counsel to the Company has deleted the condition referenced in the staff’s comment.

•

With respect to the second bullet point, counsel to the Company has deleted the phrase “without independent investigation” from the opinion. Counsel to the Company advises the staff that its opinion will not assume material facts underlying the opinion or facts that are readily ascertainable.

•	With respect to the third bullet point, counsel to the Company has deleted all conclusions of law from the management certificate, including former paragraphs 1, 2, 3 and 9.

•	With respect to the fourth bullet point, counsel to the Company advises the staff that it has deleted references to the annexes in the opinion.

•

With respect to the fifth bullet point, counsel to the Company confirms that the date of the opinion will be the effective date of the Registration Statement. In addition, the excerpt of the trade register referenced in paragraph (1) of the opinion and the management certificate referenced in paragraph (8) of the opinion will each be dated the date of the opinion, which will be the effective date of the Registration Statement.

•

With respect to the sixth bullet point, counsel to the Company has revised the opinion to combine assumptions (iii) and (iv) into a single assumption, as those two assumptions together express the necessary steps for the New Shares (as defined in the opinion) to be issued. Counsel to the Company has further revised opinion (B) to state that the New Shares will be validly issued, fully paid and validly outstanding and non-assessable when such shares are issued pursuant to the deed if issuance.

•	With respect to the seventh bullet point, counsel to the Company has deleted the language referenced in the staff’s comment.

•	With respect to the eighth bullet point, counsel to the Company has deleted the conditions and qualifications following opinion (B) in response to the staff’s comment.

•	With respect to the ninth bullet point, counsel to the Company has deleted the entire paragraph which contained the language referenced in the staff’s comment.

Securities and Exchange Commission

February 26, 2010

•	With respect to the tenth bullet point, counsel to the Company has deleted the entire paragraph referenced in the staff’s comment.

•	With respect to the eleventh bullet point, counsel to the Company has deleted the phrase “is addressed to you,” which suggested that the opinion could not be relied upon by investors.

•

With respect to the twelfth bullet point, counsel to the Company has deleted from the opinion the small text and internet address referenced in the staff’s comment, including all references to terms and conditions which are not specifically contained in the opinion.

•

With respect to the thirteenth bullet point, counsel to the Company has deleted all of the small text at the bottom of the first page of the opinion and the second and third sentences of the paragraph referenced in the staff’s comment. Counsel to the Company believes that the first sentence of the paragraph referenced in the staff’s comment is a common and acceptable provision in an Item 5.1 opinion letter addressed to a foreign issuer. See, for example, the opinions referenced below.

•

With respect to the fourteenth bullet point, counsel to the Company has revised the opinion to include opinion (C), which states that the Secondary Shares (as defined in the opinion) are validly issued, fully paid and validly outstanding and non-assessable.

In revising the Item 5.1 opinion, counsel to the Company has referenced Item 5.1 opinions filed in connection with the registration of other issuers organized in the Netherlands, such as Aercap Holdings N.V. (Registration No. 333-138381), Cascal N.V. (Registration No. 333-148508) and Eurand N.V. (Registration No. 333-142481).

A revised draft of the Item 5.1 opinion and the management certificate attached thereto as Annex 1 are attached to this letter as Exhibit A. Also included are marked versions showing changes since the drafts of the opinion and management certificate that were attached to the Company’s response letter in connection with Amendment No. 3 to the Registration Statement.

Exhibit 10.54

26.	Please file a complete copy of this exhibit. We note, for example, the reference to attachment C on page 4 of this agreement.

Securities and Exchange Commission

February 26, 2010

Response: In response to the staff’s comment, the Company has re-filed Exhibit 10.54 to Registration Statement, including attachment C. The nondisclosure agreement originally executed in 1998 has expired. The companies have subsequently entered into new nondisclosure agreements and the Company has included in Exhibit 10.54 the most recent version of such agreement.

Finally, the Company confirms that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Steven P. Reynolds

Mark G. Borden

Peter N. Handrinos

Exhibit A

POSTAL ADDRESS	Postbus 71170
1008 BD AMSTERDAM

OFFICE ADDRESS	Fred. Roeskestraat 100
1076 ED AMSTERDAM

TELEPHONE	020 578 5758
FAX	020 578 5836

INTERNET	www.loyensloeff.com

Subject to Opinion Committee Approval

To:

Sensata Technologies Holding N.V.

Kolthofsingel 8

7602 EM, Almelo

The Netherlands

SENSATA TECHNOLOGIES HOLDING N.V.

Privileged

Amsterdam, [—] 2010

Dear Sir/Madam,

You have requested us, as your special counsel on certain matters of Dutch law to render an opinion in connection with the proposed filing of a registration statement, including a prospectus, relating to the Shares (as defined below).

Headings used in this opinion are for ease of reference only and shall not affect the interpretation hereof.

In this opinion:

“New Shares” means the ordinary shares in the capital of the Company that will be issued by the Company and subscribed for by the Underwriters named in the Registration Statement;

“Commission” means the Securities and Exchange Commission;

“Company” means Sensata Technologies Holding N.V., a public company with limited liability under Dutch law;

“Existing Shares” means 144,108,686 ordinary shares in the capital of the Company issued and outstanding on the date hereof;

“Registration Statement” means the registration statement on Form S-1 (Registration No. 333-163335), originally filed with the Commission on 25 November 2009 under the Securities Act of 1933, as amended;

“Secondary Shares” means the Existing Shares to be sold by the Selling Shareholders to the Underwriters;

AMSTERDAM • ANTWERP • ARNHEM • BRUSSELS • EINDHOVEN • LUXEMBOURG • ROTTERDAM • ARUBA • CURAÇAO • FRANKFURT •

DUBAI • GENEVA • LONDON • NEW YORK • PARIS • SINGAPORE • TOKYO • ZURICH

1/5

“Shares” means the Existing Shares and the New Shares, collectively;

“Selling Shareholders” means the selling shareholders named in the Registration Statement;

“Underwriters” means the underwriters named in the Registration Statement; and

“Underwriting Agreement” means the underwriting agreement by and between the Company and the Underwriters.

In rendering this opinion, we have examined and relied upon, inter alia, an electronically transmitted copy of the executed Registration Statement and upon the following documents as we have deemed necessary for the purposes of this opinion:

(1)	an electronically transmitted copy of an excerpt, dated as of the date hereof (the “Excerpt”) of the registration of the Company in the trade register of the Chambers of Commerce in the Netherlands (the “Trade Register”) under number 24192692;

(2)	an electronically transmitted copy of the deed of incorporation of the Company dated 22 December 1988 (the “Deed of Incorporation”);

(3)	a draft notarial deed of issuance, dated the date hereof, to be executed by the Company and the Underwriters pursuant to which the New Shares will be issued (the “Deed of Issuance”);

(4)	an electronically transmitted copy of the articles of association (statuten), as they read after the execution of the deed of conversion and amendment of the articles of association relating to the Company dated [—] 2010 (the “Articles”);

(5)	an electronically transmitted copy of the resolution of the general meeting of shareholders of the Company (the “Shareholders Meeting”), dated [—], (inter alia) (inter alia) designating the Management Board as the corporate body with the power to issue and/or grant rights to subscribe for ordinary shares for a period of five years from the date thereof to issue such number of shares in the capital of the Company as shall be permitted by the authorised capital of the Company from time to time (the “Shareholders’ Resolution”

(6)	an electronically transmitted copy of the resolution of the management board of the Company (the “Management Board”), dated [—], resolving to (inter alia) issue the New Shares and (ii) waive any pre-emptive rights in respect thereto (the “Board Resolution”) and together with the Shareholder’s Resolution, the “Resolutions”);

(7)	an electronically transmitted copy of the shareholders’ register (aandeelhoudersregister) of the Company (the “Shareholders’ Register”); and

(8)	a certificate signed by the Management Board, dated as of the date hereof. A copy of this certificate is attached hereto as Annex 1.

Legal Opinion draft [4] ([25] February 2010)

For discussion purposes only; subject to Opinion Committee’s approval

2/5

For the purpose of the opinions expressed herein, we have assumed:

(i)	the genuineness of all signatures, the authenticity of all agreements, certificates, instruments, and other documents submitted to us as originals and the conformity to the originals of all agreements, certificates, instruments, and other documents submitted to us as electronic copies;

(ii)	that the information recorded in the Excerpt is true, accurate and complete on the date hereof (although not constituting conclusive evidence thereof our assumption is supported by information obtained by telephone today from the Trade Register confirming that no changes were registered after the date of the Excerpt);

(iii)	that the Deed of Issuance will be validly executed in the form of the draft as reviewed by us and that upon such execution the issuance of the New Shares will be subscribed for and accepted by the underwriters.

Based upon the foregoing and subject to the limitations stated hereinafter, we are of the opinion that on the date hereof:

A.	The Existing Shares have been duly authorised and validly issued, are fully paid and are validly outstanding and non-assessable.

B.	When issued pursuant to the Deed of Issuance, the New Shares will be validly issued, fully paid and validly outstanding and non-assessable.

C.	The Secondary Shares have been duly authorised and validly issued, are fully paid and are validly outstanding and non-assessable.

This opinion letter may only be relied upon on the express condition that any issue of interpretation or liability arising thereunder will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands.

This opinion letter is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to.

This opinion letter may only be relied upon in connection with the transactions to which the Registration Statement relates.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Yours faithfully,

Loyens & Loeff N.V.

Legal Opinion draft [4] ([25] February 2010)

For discussion purposes only; subject to Opinion Committee’s approval

3/5

ANNEX 1

MANAGEMENT CERTIFICATE

4/5

CERTIFICATE OF THE MANAGEMENT

OF

SENSATA TECHNOLOGIES HOLDING N.V.

                            , 2010

The undersigned, together constituting the entire board of managing directors (the “Management Board”) of Sensata Technologies Holding N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands having its registered office address at Kolthofsingel 8, 7602 EM, Almelo, the Netherlands (the “Company”),

HEREBY CERTIFY

1.	That the information recorded in the excerpt dated as of the date hereof of the registration of the Company in the trade register of the Chambers of Commerce in the Netherlands (the “Trade Register”) under number 24192692 is true, accurate and complete on the date hereof;

2.	That the Company has not been dissolved (ontbonden), liquidated, granted a (preliminary) suspension of payments ((voorlopige) surséance van betaling verleend) or declared bankrupt (failliet verklaard);

3.	That at the date hereof no resolution has been adopted concerning the statutory merger (juridische fusie) or division (splitsing), in both cases involving the Company as disappearing entity, or the voluntary liquidation (ontbinding) of the Company or the filing of a request for its bankruptcy (faillissement) or for a suspension of payments (surséance van betaling) and that the Company has not received a notice from the Amsterdam Chamber of Commerce concerning its dissolution under Section 2:19a of the Dutch Civil Code; and

4.	That (i) the shares in the capital of the Company issued and outstanding on the date hereof (the “Shares”) have not been repurchased (ingekocht), cancelled (ingetrokken), reduced (afgestempeld), split, or combined, and (ii) the Shares are free and clear of any pledge (pand), right of usufruct (vruchtgebruik) or attachment (beslag) on the date hereof;

5.	That the information recorded in the shareholders’ register of the Company is true, accurate and complete as of the date hereof.

HEREBY CONFIRM

6.	That they do not have a personal conflict of interest with the Company in respect of the entering into and performance of the Documents and in respect of the transactions contemplated thereby;

7.	that the Resolutions (as defined in the opinion letter of Loyens & Loeff N.V.) (a) correctly reflect the resolutions made by the Management Board and the general meeting of shareholders of the Company, respectively, in respect of the transactions contemplated by the Underwriting Agreement (as defined in the opinion letter of Loyens & Loeff N.V.), and (b) have not been and will not be amended, nullified, revoked, or declared null and void;

This certificate is provided to Loyens & Loeff, with the understanding that they will rely thereon in, and will assume the correctness of the above statements as of the date of, the opinion letter to be issued in connection with Documents.

Draft Management Certificate Sensata Technologies Holding N.V.	1

Signed on the date first written above.

Name :	Name:
Title :	Title:

Name :	Name:
By:	By:

Name :	Name:
Title :	Title:

Name :	Name:
By:	By:

Draft Management Certificate Sensata Technologies Holding N.V.	2